

October 5, 2011

<u>Via E-Mail</u>
Marcy Syms, Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, NJ 07094

> **Re:** **Syms Corp**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 13, 2010**
> **Form 10-K for the Fiscal Year Ended February 26, 2011**
> **Filed May 13, 2011**
> **File No. 001-08546**

Dear Ms. Syms:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Executive Compensation</u>

1. We note your response to comment four of our letter dated August 8, 2011. Your May 5, 2011 response letter mentions disclosure to be provided regarding Ms. Syms' role in voting and deliberations of her compensation. We are unable to locate such disclosure in your proxy statement filed June 24, 2011. Please advise.

<u>Form 8-K filed June 24, 2009</u>

2. We note you still have not amended your Form 8-K to provide financial statements of Filene's. In your response dated July 6, 2011, we note you continue to pursue completion of the audit of such financial statements. Please tell us when such financial statements will be filed. We may have further comments upon review of such financial statements.

Questions may be directed to Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director